[redacted]

11023548

S IMMISSION
..., D.C. 20549

SEC
Mail Processing
Section

NOV 28 2011

Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 AND ENDING 09/30/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metzler Securities GmbH

OFFICIAL USE ONLY
11 - 07830
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18, Grosse Gallusstrasse
(No. and Street)

Frankfurt am Main — Germany — 60311
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Klaus (0049-69) 2104-591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young GmbH, Wirtschaftspruefungsgesellschaft
(Name – *if individual, state last, first, middle name*)

3-5 Mergenthaleralle — Eschborn — Germany — 65760
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Klaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metzler Securities GmbH, as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NOVEMBER 16, 2011

[signature]
Signature

Executive Officer
Title

[signature]
Notary Public

DR. CHRISTOPH SCHÜCKING NOTAR IN FRANKFURT AM MAIN

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APPENDIX A

AFFIRMATION

We hereby represent that, to the best of our knowledge and belief, the financial statements and schedules contained in the audit report on the fiscal year ended September 30, 2011 are true and correct and complete.

METZLER SECURITIES GMBH

Jochen Diehl   Michael Klaus
Executive Officers

Subscribed and sworn to before me this 16th day of November, 2011.

DR. CHRISTOPH SCHÜCKING NOTAR IN FRANKFURT AM MAIN

Notary

Report of Independent Registered Public Accounting Firm

The Board of Directors Metzler Securities GmbH

We have audited the accompanying statement of financial condition of Metzler Securities GmbH (the "Company", a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) as of September 30, 2011, and the related statements of operations and comprehensive income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metzler Securities GmbH at September 30, 2011 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eschborn/Frankfurt am Main, 21. November 2011

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Heist
Wirtschaftsprüfer

Egger
Wirtschaftsprüferin

METZLER SECURITIES GMBH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Financial Condition

	September 30, 2011 USD '000
ASSETS	
Cash	256
Securities owned	3,175
Deferred tax asset, net	63
Prepaid expenses and other assets	15
Total Assets	3,509
LIABILITIES AND SHAREHOLDER'S EQUITY	
Accounts payable and accrued expenses	257
Payable to affiliates	34
Total Liabilities	291
SHAREHOLDER'S EQUITY	
Common shares	3,366
Additional paid in capital	2,950
Accumulated deficit	(1,898)
Accumulated other comprehensive income (loss):	
Accumulated unrealized gains (losses) on securities	5
Foreign currency translation adjustment	(1,205)
Total Shareholder's Equity	3,218
Total Liabilities and Shareholder's Equity	3,509

See accompanying notes to financial statements.

METZLER SECURITIES GMBH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Operations and Comprehensive Income

	Year Ended **September 30, 2011** **USD '000**
REVENUES	
Commissions	425
Interest and other income	54
Total Revenues	479
EXPENSES	
External audit fees	111
Administration fees	92
Commission and clearance fees	85
Bookkeeping fees	41
Other operating expenses	78
Total Expenses	407
Net Income before Income Taxes	72
Deferred income tax expense	25
Current income tax expense	0
Net Income	47
Other Comprehensive Income	
Unrealized gains (losses) on securities	0
Equity adjustment for foreign currency translation	(36)
	(36)
Comprehensive Income	11

See accompanying notes to financial statements.

METZLER SECURITIES GMBH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Changes in Shareholder's Equity

Year ended September 30, 2011

				Accumulated Other Comprehensive Income (Loss)		
	Common Shares USD ´000	Additional paid in capital USD ´000	Accumulated deficit USD ´000	Accumulated unrealized gains (losses)on securities USD ´000	Equity adjustment for foreign currency translation USD ´000	Total Shareholder's Equity USD ´000
Balance at September 30, 2010	3,366	2,950	(1,945)	5	(1,169)	3,207
Net Income			47			47
Other Comprehensive Income				0	(36)	(36)
Balance at September 30, 2011	3,366	2,950	(1,898)	5	(1,205)	3,218

See accompanying notes to financial statements

METZLER SECURITIES GMBH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Cash Flows

	Year Ended September 30, 2011 USD '000
Operating Activities	
Net income	47
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax expense	25
Changes in operating assets and liabilities	0
Other assets	1
Payable to affiliates	31
Accounts payable	55
Net cash provided by operating activities	**159**
Investing Activities	
Purchase of marketable securites	(214)
Net cash used in investing activities	**(214)**
Effect of exchange rate differences on cash	5
Net decrease in cash and cash equivalents	**(50)**
Cash and cash equivalents at beginning of year	**306**
Cash and cash equivalents at end of year	**256**

See accompanying notes to financial statements.

METZLER SECURITIES GMBH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

1. Nature of operations

Metzler Securities GmbH (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The Company is a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA, Frankfurt am Main, Germany (the "Parent"). The Company acts as an introducing broker-dealer for United States or German institutional customers seeking to sell or purchase German, other European or United States securities, respectively. These securities are listed in Germany, other European countries or the United States or traded in the German, another European or the U.S. over-the-counter markets. For its German transactions the Company has entered into a separate clearing arrangement with an affiliate. Trades are settled by the clearing company on a payment against delivery basis. Accordingly, the Company does not hold cash or securities for the account of its customers.

The Company is a corporation with limited liability under German law with 100 % of its capital held by the Parent, a privately held bank based in Frankfurt am Main, Germany. The Company's office is in Frankfurt am Main, Germany.

Revenues are derived from ten customers. All revenues in the current year of the Company are earned from American customers transacting on European exchanges or using research services.

METZLER SECURITIES GMBH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

2. Accounting Policies and Procedures

Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("US GAAP").

Cash Equivalents

The Company defines cash equivalents as highly liquid deposits at banks not held for sale in the ordinary course of business, which have original purchased maturities of three months or less. Cash equivalents of USD 256k are held at an affiliate bank.

Revenue Recognition

The Company acts as a broker-dealer in German and other European securities and provides research services. The Company only accepts institutional customers such as banks, brokers or other financial institutions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions and related expenses for research services are recorded with rendering of the service. Interest income is recorded as earned.

METZLER SECURITIES GMBH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Securities owned

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

METZLER SECURITIES GMBH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

Foreign Currencies

The Company's functional currency is the Euro. 99.6% of the Company's assets and all of its liabilities as well as all of its revenues and expenses are denominated in Euro.

Monetary assets and liabilities denominated in currencies other than the Euro are translated at exchange rates in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the Euro are translated at the prevailing exchange rate at the transaction date or at an average for the period.

The company reports in USD for SEC reporting purposes. The Company translates its financial statements and accounts for transactions denominated in foreign currency as follows: Revenue and expense figures have been translated using average exchange rates over the reported time periods. The Company's shareholder's equity is recorded at historical exchange rates. Assets and liabilities are translated at exchanges rates in effect at the balance sheet date.

METZLER SECURITIES GMBH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

Deferred tax assets and liabilities

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Comprehensive Income

Comprehensive Income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income for fiscal year 2011 consists of net income, currency translation adjustments and unrealized gains on securities.

Subsequent events

Subsequent events have been evaluated through November 21, 2011.

3. Related Party Transactions

Intercompany Agreements

The Company and the Parent have two intercompany agreements.

The Company engages the Parent to provide execution and settlement services for purchases and sales of German and other European securities in a clearing agreement dated August 19, 2004. Under this agreement, all commissions and clearance fees recorded by the Company in fiscal year 2011 were paid to the Parent for execution and settlement services. Included in "Commission and clearance fees" on the statement of income are commissions and clearance fees paid to the Parent for execution and settlement services of USD 52k in fiscal year 2011.

The Company engages the Parent to provide research services, too. Included in "Commission and clearance fees" on the statement of income are commissions incurred with the parent for research services of USD 33k in fiscal year 2011.

In addition the Company engages the Parent to provide certain services regarding bookkeeping and administration, e. g. compliance and internal audit. In fiscal year 2011, the Company recorded expenses related to services on the statement of income under this intercompany agreement of USD 113k. The breakdown of the expenses is as follows:

	Year Ended September 30, 2011 USD '000
Bookkeeping fees	41
Administration fees	72
Total	**113**

Bookkeeping fees and administration fees are paid on an annual basis.

METZLER SECURITIES GMBH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

Due to Parent

At September 30, 2011, an amount of USD 34k was outstanding as a liability of the Company from execution, settlement and research services provided by the parent. Service fees for execution, settlement and research services were paid on a monthly basis.

4. Income Taxes

Income tax expense included in the statement of operations consists of the following:

	Year Ended September 30, 2011 USD '000
Current income tax expense	0
Deferred income tax expense	25
Total income tax expense	**25**

The Company files its German tax returns on a calendar year basis. Deferred tax assets consist of net operating loss carry-forwards ("NOL carry-forwards") available for German tax purposes. These NOL carry-forwards totaled USD 213k for German Corporation Tax and USD 194k for German Trade Tax as of September 30, 2011. The Company shows a history of unlimited utilization of tax losses carried forward due to profits since fiscal year 2006 except for fiscal year 2011. The Company presented a projection of taxable profits in future years. It seems feasible that existing tax loss carry forwards will be utilized within the foreseeable future. A valuation allowance is therefore not recorded for deferred tax assets as of September 30, 2011.

METZLER SECURITIES GMBH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

An amount of USD 2k of deferred tax liabilities resulting from unrealized gains on securities was deducted from the deferred tax assets resulting from net operating loss carry-forwards.

The current tax rates for German Corporation Tax (15.8%) and German Trade Tax (16.1%) are used to calculate deferred taxes.

Deferred income tax expense essentially results from the utilization of net operating loss carry-forwards.

5. Securities owned

Effective October 1, 2008, the company adopted ASC 820, Fair Value Measurement, for its financial assets and financial liabilities. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in orderly transaction.

Securities owned consist of investment securities at market values as follows:

German public issuer bond, 1,693% Bayerische Landesbank FLR-Hyp. Pfandbrief 08(12); maturity: March 14, 2012; ISIN: DE000BLB4FF1	USD 3,175k

The value of the German public issuer bond as indicated in the Statement of Financial Condition contains accrued interest totaling USD 3k as of September 30, 2011. Interest income from the German public issuer bonds amounts to 43k for the year ended September 30, 2011. Unrealized gains are recognized in Other Comprehensive Income amounting to 5k in the shareholders equity.

METZLER SECURITIES GMBH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of

the fair value hierarchy under which financial assets and liabilities will be classified are as follows:

Level 1: Quoted market price in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data

The security owned at September 30, 2011 is classified as Level 1.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, the Company had net capital of USD 2,514k, which was USD 2,414k in excess of its required minimum net capital of USD 100k. The Company's net capital ratio was 0.11 to 1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

At September 30, 2011 indebtedness from related parties amounts to USD 144k.

METZLER SECURITIES GMBH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of its business, the Company's customer activities involve the execution and settlement of various securities transactions. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company and its Parent monitor the credit standing of counterparties with whom they conduct business on a periodic basis in order to control the risks associated with these activities.

Supplemental Information

METZLER SECURITIES GMBH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital for Brokers and Dealers under Rule 15c3-1 Under the Securities Exchange Act of 1934

September 30, 2011

(in USD '000)	
Net capital	
Total shareholder's equity	3,218
Less nonallowable assets:	
Cash and cash equivalents	256
Deferred tax asset	63
Prepaid expenses and other assets	16
Total nonallowable assets	335
Net capital before haircut on securities positions	
Undue concentration charge	115
Haircut on securities positions	254
Net capital	2,514
Aggregate indebtedness	
Accounts payable and accrued expenses	291
Minimum net capital required (the greater of USD 100,000 or 6 2/3 % of aggregate indebtedness)	100
Excess net capital	2,414
Excess net capital at 1000 % (net capital, less 10 % of aggregate indebtedness)	2,394
Ratio of aggregate indebtedness to net capital	12

There were no material differences between the amounts presented above and the amounts presented in the Company's refiled unaudited September 30, 2011, FOCUS Part IIA filing.

METZLER SECURITIES GMBH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission (continued)

September 30, 2011

(in USD '000)

Computation of Basic Net Capital Requirement	
Minimum net capital required (based on Aggregate Indebtedness)	19
Minimum dollar net capital requirement of reporting broker or dealer	100
Net capital requirement	100
Excess net capital	2,414

(in USD '000)

Computation of Aggregate Indebtedness (AI)	
Total AI liabilities from Statement of Financial Condition	291
Total Aggregate Indebtedness	291
Percentage of Aggregate Indebtedness to net capital	12

There were no material differences between the amounts presented above and the amounts presented in the Company's refiled unaudited September 30, 2011, FOCUS Part IIA filing.

METZLER SECURITIES GMBH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

STATEMENT REGARDING RULE 15C3-3

September 30, 2011

Pursuant to a letter from the National Association of Securities Dealers dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Independent Auditors' Supplementary Report
on Internal Accounting Control
Required by SEC Rule 17a-5

Supplementary Report of Independent Auditors on Internal Control Required by SEC-Rule 17a-5(g)(1)

The Board of Directors of Metzler Securities GmbH

In planning and performing our audit of the financial statements of Metzler Securities GmbH ("Company"), (a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

ERNST & YOUNG

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eschborn/Frankfurt am Main, 21. November 2011

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Heist
Wirtschaftsprüfer

Egger
Wirtschaftsprüferin